Exhibit 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
 (Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	September 30, 2019	December 31, 2018

ASSETS

Current
Cash and cash equivalents	$5,687	$5,115
Accounts and other receivables	135	149
Prepaid expenditures	388	257
Marketable securities (Note 3)	3,503	2,597
Total current assets	9,713	8,118

Non-current
Mineral properties (Note 4)	248,509	244,129
Mineral property investments (Note 5)	4,417	4,417
Property and equipment	619	662
Reclamation deposit	119	116
Other receivables	93	90
Total non-current assets	253,757	249,414
TOTAL ASSETS	$263,470	$257,532

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$1,019	$582
Flow-through share premium liability (Note 7(b))	334	-
TOTAL LIABILITIES	1,353	582

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	280,974	275,068
Warrant and share-based payment reserve (Note 7)	33,025	30,230
Accumulated other comprehensive loss	(4,140)	(5,292)
Accumulated deficit	(47,742)	(43,056)
Total shareholders’ equity	262,117	256,950
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$263,470	$257,532

Subsequent event (Note 12)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director                                                                            Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

EXPENDITURES (Note 8)
General and administration	$914	$529	$2,555	$3,541
Exploration and evaluation	215	186	659	597
Investor relations and marketing communications	230	244	963	1,561
Corporate development and due diligence	116	39	399	405
Write-down of mineral properties (Note 4)	341	-	341	-
Loss from operational activities	(1,816)	(998)	(4,917)	(6,104)

OTHER ITEMS
Foreign exchange gain	13	19	9	12
Other expenses	(9)	(3)	(70)	(50)
Interest and other income	28	45	151	155
Loss before income taxes	$(1,784)	$(937)	$(4,827)	$(5,987)
Deferred income tax recovery (Note 7(b))	141	-	141	-
Net loss and comprehensive loss for the period	$(1,643)	$(937)	$(4,686)	$(5,987)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Marketable securities fair value gain (loss) (Note 3)	1,030	(369)	1,181	(1,626)
Items that may be reclassified to net income or (loss):
Currency translation adjustment	19	(78)	(29)	166
Other comprehensive income (loss)	1,049	(447)	1,152	(1,460)

Total comprehensive loss for the period	$(594)	$(1,384)	$(3,534)	$(7,447)
Basic and diluted loss per share (in dollars)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	584,221,888	557,942,916	571,352,155	557,259,852

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Nine months ended September 30,
	2019	2018

Cash flows from operating activities
Net loss for the period	$(4,686)	$(5,987)
Adjustments for:
Depreciation	129	157
Unrealized foreign exchange (gain) loss	(21)	12
Share-based payments (Note 7(d))	1,381	2,640
Accrued interest receivable and other income	7	(18)
Accrued other expenses	65	43
Write-down of mineral properties (Note 4)	341	-
Deferred income tax recovery (Note 7(b))	(141)	-
Operating cash flows before movements in working capital	(2,925)	(3,153)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(124)	188
(Increase) decrease in prepaid expenditures	(128)	5
Increase (decrease) in accounts payables and accrued liabilities	14	(23)
Total cash used in operating activities	(3,163)	(2,983)

Cash flows from investing activities
Property and equipment purchases	(83)	(93)
Mineral property expenditures (Note 4)	(4,096)	(6,303)
Option payments and expenditures recovered (Note 4)	97	-
Proceeds from sale of marketable securities (Note 3)	504	-
Total cash used in investing activities	(3,578)	(6,396)

Cash flows from financing activities
Units issued for the private placement (Note 7(b))	5,511	-
Units issued for the flow-through private placement (Note 7(b))	1,900	-
Units issuance costs (Note 7(b))	(141)	-
Proceeds from exercise of warrants and stock options	43	920
Total cash provided by financing activities	7,313	920

Foreign exchange effect on cash	-	9

Change in cash and cash equivalents	572	(8,450)
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$5,687	$6,950

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 7(d))	364,000	156	-	(100)	-	-	56
Exercise of warrants (Note 7(c))	5,031,300	2,241	(1,377)	-	-	-	864
Share-based payments	-	-	-	3,541	-	-	3,541
Loss for the period	-	-	-	-	-	(5,987)	(5,987)
Other comprehensive loss	-	-	-	-	(1,460)	-	(1,460)
Balance as at September 30, 2018	557,942,916	$274,898	$13,630	$16,041	$(5,503)	$(37,398)	$261,668
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Units issued for the private placement (Note 7(b))	20,412,995	4,702	809	-	-	-	5,511
Units issued for the flow-through private placement (Note 7(b))	5,277,777	1,691	209	-	-	-	1,900
Flow-through share premium liability (Note 7(b))	-	(475)	-	-	-	-	(475)
Units issuance costs (Note 7(b))	-	(120)	(21)	-	-	-	(141)
Exercise of warrants (Note 7(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	1,863	-	-	1,863
Loss for the period	-	-	-	-	-	(4,686)	(4,686)
Other comprehensive income	-	-	-	-	1,152	-	1,152
Balance as at September 30, 2019	584,221,888	$280,974	$14,532	$18,493	$(4,140)	$(47,742)	$262,117

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

The Company is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its materials assets towards a construction decision and, ultimately, to production, and the Company continues to assess mineral asset acquisition targets on an ongoing basis. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

The use of judgments, estimates and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 5, 2019.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the following:

a)
IFRS 16

The Company has adopted IFRS 16 Leases (“IFRS 16”) which is effective for annual periods beginning on or after January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The adoption of IFRS 16 did not have an impact on the Company’s condensed interim consolidated financial statements.

b)
Flow-through units and shares

The Company may, from time to time, issue flow-through common shares to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability. Upon incurring qualifying expenses the Company derecognizes the liability and recognizes a credit to deferred tax expense. Proceeds received from the issuance of flow-through shares are restricted and can be used only for Canadian resource property exploration expenditures within a certain time period as dictated by the government of Canada flow-through regulations as contained in the Income Tax Act (Canada) (the “ITA”). The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately in the notes to the financial statements as flow-through expenditure commitments (Note 7(b)). The Company is also subject to Part XII.6 of the ITA which imposes a tax on flow-through proceeds renounced under the “Look-back Rule”, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

3. MARKETABLE SECURITIES

The movements in marketable securities during the nine months ended September 30, 2019, and year ended December 31, 2018 are summarized as follows:

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Dispositions	(506)	-	-	(506)
Gain (loss) recorded in other comprehensive loss	1,056	(67)	192	1,181
Balance as at September 30, 2019	$1,600	$104	$1,799	$3,503

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$-	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	-	(390)	(1,680)
Balance as at December 31, 2018	$990	$-	$1,607	$2,597

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees. During the nine months ended September 30, 2019, the Company sold 1,250,000 common shares of Silver One Resources Inc. for net proceeds of $504, and recorded a gain on sale of $293 in other comprehensive income.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES

As at September 30, 2019 and December 31, 2018, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance September 30, 2019
Springpole	$73,378	$346	$744	$695	$360	$355	$-	$-	$-	$75,878
Goldlund	96,604	3	579	686	157	134	-	-	-	98,163
Hope Brook	19,581	20	168	66	37	80	-	-	-	19,952
Cameron	27,032	56	65	83	10	5	-	-	-	27,251
Pickle Crow	16,754	31	70	31	15	15	(50)	-	-	16,866
Duquesne	5,091	1	3	18	1	1	-	-	-	5,115
Pitt	2,082	-	-	2	-	-	-	-	-	2,084
Others(1)	2,559	2	14	4	8	1	-	-	-	2,588
Canada Total	$243,081	$459	$1,643	$1,585	$588	$591	$(50)	$-	$-	$247,897
Miranda	-	-	-	-	-	-	-	-	-	-
Socorro	-	-	-	-	-	-	-	-	-	-
San Ricardo	-	-	-	-	-	-	-	-	-	-
Las Margaritas	244	43	22	28	-	-	(179)	(7)	-	151
Others(2)	-	-	-	-	-	-	-	-	-	-
Mexico Total	$244	$43	$22	$28	$-	$-	$(179)	$(7)	$-	$151
USA	804	46	-	-	-	-	(25)	(23)	(341)	461
Total	$244,129	$548	$1,665	$1,613	$588	$591	$(254)	$(30)	$(341)	$248,509

	Balance December 31, 2017	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$237	$1,048	$657	$479	$559	$-	$-	$-	$73,378
Goldlund	93,807	2	928	1,045	596	226	-	-	-	96,604
Hope Brook	18,665	123	459	136	116	82	-	-	-	19,581
Cameron	26,676	39	193	57	39	28	-	-	-	27,032
Pickle Crow	16,496	50	92	58	36	22	-	-	-	16,754
Duquesne	5,053	6	4	27	-	1	-	-	-	5,091
Pitt	2,080	-	-	1	-	1	-	-	-	2,082
Others(1)	2,515	2	10	21	9	2	-	-	-	2,559
Canada Total	$235,690	$459	$2,734	$2,002	$1,275	$921	$-	$-	$-	$243,081
Miranda	810	48	18	9	1	-	-	76	(962)	-
Socorro	782	107	3	4	-	-	-	77	(973)	-
San Ricardo	969	140	1	6	-	4	-	96	(1,216)	-
Las Margaritas	183	41	4	25	4	1	(33)	19	-	244
Others(2)	739	195	7	7	-	1	-	81	(1,030)	-
Mexico Total	$3,483	$531	$33	$51	$5	$6	$(33)	$349	$(4,181)	$244
USA	698	43	-	-	-	-	-	63	-	804
Total	$239,871	$1,033	$2,767	$2,053	$1,280	$927	$(33)	$412	$(4,181)	$244,129

(1)
Other mineral properties in Canada as at September 30, 2019 and December 31, 2018 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).
(2)
Other mineral properties in Mexico as at September 30, 2019 and December 31, 2018 include Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. A write-down of these properties to $nil was recorded during the year ended December 31, 2018.

The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

On August 21, 2019, the Company entered into an option agreement (the “Momentum Option Agreement”) with Momentum Minerals Ltd. (“Momentum”), a private company, granting Momentum the right to earn a 100% interest in First Mining’s Turquoise Canyon property (“Turquoise Canyon”) located in Nevada, U.S. Under the terms of the Momentum Option Agreement, Momentum can elect to make either annual share or cash payments to the Company for aggregate consideration of $500 over the four year option period. In addition, as per the terms of the Momentum Option Agreement, beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to Turquoise Canyon to the Nevada State land management authorities. In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on Turquoise Canyon totaling $750 over the four-year option period, incurring at least $50 in year one and $100 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon and First Mining will retain a 2% NSR royalty. Momentum will have the right to buy back 1% of the NSR royalty for $1,000 up until the first anniversary of the commencement of commercial production at Turquoise Canyon. During the nine months ended September 30, 2019, the Company received initial consideration in cash of $25 under the terms of the Momentum Option Agreement and recorded a write-down of Turquoise Canyon amounting to $341 (2018 - $nil), based on the recoverable amount indicated by the Momentum Option Agreement. As at September 30, 2019, the carrying value of the Turquoise Canyon property is $461 (December 31, 2018 - $804).

On July 30, 2018, the Company entered into an option agreement (the “Gainey Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango in Mexico. Under the terms of the Gainey Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Gainey Option Agreement, Gainey will make annual payments of USD $25,000 in September 2018 (paid), September 2019 (paid), September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on Las Margaritas, and exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas. Upon completion of the four year option period, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at September 30, 2019, the carrying value of the Las Margaritas property is $151 (December 31, 2018 - $244). During the nine months ended September 30, 2019, the Company received initial consideration in the form of Gainey shares with a fair value of $171 on the date of receipt and cash of $12 relating to value-added tax in Mexico under the terms of the Gainey Option Agreement.

5. MINERAL PROPERTY INVESTMENTS

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. As at September 30, 2019, the fair value of mineral property investments is $4,417 (December 31, 2018 - $4,417). As at September 30, 2019, there was no change in the fair value of mineral property investments given management concluded that there was no material change in fair value (Note 11).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	September 30, 2019	December 31, 2018
Accounts payable	$633	$341
Other accrued liabilities	386	241
Total	$1,019	$582

7. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 584,221,888 (December 31, 2018 – 558,316,916).
Preferred shares: nil (December 31, 2018 – nil).

On May 16, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $7,411 (the “Offering”). Pursuant to the Offering, the Company issued 20,412,995 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of $5,511 and 5,277,777 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of $1,900. Net proceeds after units issuance costs was $7,270.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until May 16, 2022 at a price of $0.40.

Each FT Unit consists of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

An amount of $5,798 was recorded in share capital. The Warrants were valued at $997 using the relative fair value method, and the remaining $475, representing the implied premium, was recorded as flow-through share premium liability. As at September 30, 2019, the Company had $1,336 (September 30, 2018 - $nil) of flow-through expenditure commitments to fulfill the flow-through requirements. The Company reversed the associated flow-through share premium liability and recognized a deferred income tax recovery of $141 in the Company’s condensed interim consolidated financial statements for the nine months ended September 30, 2019.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

c)  Warrants

The movements in warrants during the nine months ended September 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,131,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at September 30, 2019	15,872,998	$0.41

The following table summarizes information about warrants outstanding as at September 30, 2019:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.01 – 0.50	15,872,998	$0.41	2.45
	15,872,998	$0.41	2.45

The Warrants issued in 2019 have been valued at $997 ($1,018 net of allocated issuance costs of $21) using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.55%
Expected life (years)	3.00 years
Expected volatility(1)	71.86%
Expected dividend yield	Nil

d)
Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

The movements in stock options during the nine months ended September 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Granted – October 16, 2018	1,400,000	0.40
Granted – December 10, 2018	12,075,000	0.40
Options exercised	(638,000)	0.17
Options expired	(1,950,000)	1.27
Options forfeited	(2,975,000)	0.68
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(925,000)	0.50
Balance as at September 30, 2019	47,390,000	$0.57

The weighted average closing share price at the date of exercise for the nine months ended September 30, 2019 was $nil (September 30, 2018 – $0.47). No stock options were exercised during the nine months ended September 30, 2019 (September 30, 2018 – 364,000).

The following table summarizes information about the stock options outstanding as at September 30, 2019:

	Options Outstanding			Options Exercisable
Exerciseprice	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	24,755,000	$0.40	3.65	13,405,000	$0.39	3.11
$0.51 – 1.00	22,635,000	0.75	2.40	22,635,000	0.75	2.40
	47,390,000	$0.57	3.05	36,040,000	$0.62	2.66

During the nine months ended September 30, 2019, there were 7,750,000 (September 30, 2018 – 9,745,000) stock options granted with an aggregate fair value of $1,550 (September 30, 2018 – $3,541), or a weighted average fair value of $0.20 per option (September 30, 2018 – $0.36). As at September 30, 2019, 11,350,000 (September 30, 2018 – 125,000) stock options remain unvested with an aggregate grant date fair value of $1,155 (September 30, 2018 - $11).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended September 30, 2019 and September 30, 2018 was classified within the financial statements as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Statements of Net Loss:	2019	2018	2019	2018
General and administration	$155	$-	$720	$1,864
Exploration and evaluation	46	-	113	89
Investor relations and marketing communications	67	27	283	459
Corporate development and due diligence	64	-	265	228
Subtotal	$332	$27	$1,381	$2,640
Statements of Financial Position:
Mineral Properties	119	13	482	901
Total	$451	$40	$1,863	$3,541

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months endedSeptember 30, 2019	Year endedDecember 31, 2018
Risk-free interest rate	2.20%	1.91%
Share price at grant date (in dollars)	$0.36	$0.41
Exercise price (in dollars)	$0.40	$0.48
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	71.86%	70.87%
Forfeiture rate	5.00%	2.64%
Expected dividend yield	Nil	Nil
(1)
The computation of expected volatility prior to the December 10, 2018 option grant was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies. Commencing December 10, 2018, the computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

8. EXPENDITURES

Components by nature of the Company’s significant functional operating expenditure categories are as follows:

	For the three months ended September 30, 2019		For the three months ended September 30, 2018
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$90	$38	$147	$6
Consultants	20	1	5	-
Depreciation	3	-	3	-
Directors fees	133	-	35	-
Investor relations and marketing communications	1	66	4	83
Professional fees	262	-	73	-
Salaries	177	45	215	75
Share-based payments (non-cash) (Note 7(d))	155	67	-	27
Transfer agent and filing fees	56	-	18	1
Travel and accommodation	17	13	29	52
Operating expenditures total	$914	$230	$529	$244

	For the nine months ended September 30, 2019		For the nine months ended September 30, 2018
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$291	$45	$374	$25
Consultants	50	30	25	-
Depreciation	10	-	7	-
Directors fees	217	-	110	-
Investor relations and marketing communications	1	477	7	749
Professional fees	503	-	226	-
Salaries	566	106	720	220
Share-based payments (non-cash) (Note 7(d))	720	283	1,864	459
Transfer agent and filing fees	155	1	131	8
Travel and accommodation	42	21	77	100
Operating expenditures total	$2,555	$963	$3,541	$1,561

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2019 and December 31, 2018 is as follows:

Non-current assets	September 30, 2019	December 31, 2018
Canada	$248,634	$243,854
Mexico	242	334
USA	464	809
Total	$249,340	$244,997

10. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2019 and 2018 is as follows:

Item	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Directors’ fees	$133	$35	$217	$110
Salaries and consultants’ fees	249	307	761	1,095
Share-based payments (non-cash)	347	27	1,380	2,734
Total	$729	$369	$2,358	$3,939

11. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of non-current reclamation deposit approximated its fair values as the amount is represented by cash deposit. This financial instrument is classified as financial asset at amortized cost.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. FAIR VALUE (Continued)

The carrying value of marketable securities was based on the quoted market prices of the shares as at September 30, 2019 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at September 30, 2019, management concluded that there was no significant change in the fair value of the mineral property investments.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	September 30, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$3,503	$3,503	$-	$2,597	$2,597	$-
Mineral property investments (Note 5)	4,417	-	4,417	4,417	-	4,417
Total	$7,920	$3,503	$4,417	$7,014	$2,597	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the nine months ended September 30, 2019 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

12. SUBSEQUENT EVENT

Stock Options Forfeited

Subsequent to September, 2019, 462,500 stock options were forfeited.